SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: July 24, 2025

List of Materials

Documents attached hereto:

Press release: Announcement Regarding the Signing of a Strategic Business Alliance Agreement with Bandai Namco Holdings Inc.

July 24, 2025

Sony Group Corporation

Announcement Regarding the Signing of a Strategic Business Alliance Agreement with Bandai Namco Holdings Inc.

Sony Group Corporation (“Sony”) today announced that it has signed a strategic business alliance agreement with Bandai Namco Holdings Inc. (“Bandai Namco”), and has agreed with existing shareholders of Bandai Namco to acquire 16 million shares of Bandai Namco held by those shareholders. For details, please refer to the attached press release.

This business alliance and the acquisition of shares are not anticipated to have a material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2026.

Bandai Namco Holdings Inc.

Sony Group Corporation

July 24, 2025

Bandai Namco and Sony Sign Strategic Partnership

Promoting collaboration aimed at strengthening engagement among anime and manga fans and creating new and emotionally moving experiences

Bandai Namco Holdings Inc. (“Bandai Namco”) and Sony Group Corporation (“Sony”) today announced the signing of a strategic business alliance agreement. Sony also agreed with existing shareholders of Bandai Namco to acquire 16 million Bandai Namco shares held by those shareholders for approximately 68 billion yen. With the acquisition of these shares, Sony will become a shareholder holding approximately 2.5% of the total issued shares of Bandai Namco.

Through this business alliance and Sony’s investment in Bandai Namco, as two of the leading Japanese entertainment companies, Bandai Namco and Sony will focus on expanding the fan community for IP such as anime and manga around the world and strengthening engagement, particularly in the anime field where rapid market growth is anticipated, while merging their strengths to create new and emotionally moving experiences for fans, and as a result of these efforts maximize the value of IP.

Bandai Namco and Sony have historically collaborated on various projects in the fields such as games, anime and music, and they plan to extend this collaboration to a broader range of areas. The two companies intend to implement initiatives including the expansion of works as well as products and services based on IP developed by Bandai Namco, leveraging Sony’s strengths in areas such as the production and distribution of anime and other video content, as well as merchandising. They also plan to engage in detailed discussions regarding the joint development and promotion of IP such as anime and manga, in addition to planning and technical collaboration on experiential entertainment. Furthermore, the two companies plan to explore opportunities to support creators by jointly developing and operating entertainment-related technologies and services, and to engage in joint investments and business alliances in fan engagement areas.

Comment from Nobuhiko Momoi, Executive Vice President, Bandai Namco Holdings Inc.

The Bandai Namco Group promotes an “IP axis strategy” that aims to maximize IP value by leveraging the appeal and worldview of IP, providing the optimal products and services at the optimal timing in the optimal regions. We are filled with excitement about the potential to create new entertainment by combining Sony Group’s strengths and technological capabilities across various entertainment fields with Bandai Namco’s IP axis strategy. Through this collaboration, we aim to connect with IP fans worldwide, co-create the future together, and realize our Purpose, “Fun for All into the Future,” and Mid- to Long-term Vision, “Connect with Fans.”

Comment from Toshimoto Mitomo, Chief Strategy Officer, Representative Corporate Executive Officer, Sony Group Corporation

Through this partnership, we aim to co-create an array of content and experiences that exceed expectations and deliver Kando (emotion) to even more fans, alongside Bandai Namco Group, with its outstanding capacity for multidirectional expansion of diverse IP and deep connections with fans at real touchpoints, both domestically and internationally. By combining the strengths of both companies in the field of entertainment and unlocking the potential of compelling IP, we will further accelerate our efforts to maximize IP value and realize Sony's long-term vision, “Creative Entertainment Vision”.